Exhibit 4.12
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2025, Cartesian Therapeutics, Inc. (the “Company,” “we,” “us” and “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.0001 per share (“common stock”), and contingent value rights (“CVRs”).

The following description of our securities is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our restated certificate of incorporation, as amended (the “Charter”), our amended and restated by-laws (the “Bylaws”), the Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock, as amended (the “Series A Certificate of Designation”) governing the Company’s Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), the Certificate of Designation of Preferences, Rights and Limitations of the Series B Non-Voting Convertible Preferred Stock (the “Series B Certificate of Designation”) governing the Company’s Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), the Contingent Value Rights Agreement (the “CVR Agreement”) by and between the Company and Equiniti Trust Company, LLC (in such capacity, the “Trustee”), dated December 6, 2023, and applicable provisions of the Delaware General Corporation Law (“DGCL”). Our Charter, Bylaws, the Series A Certificate of Designation, the Series B Certificate of Designation, and the CVR Agreement are included as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.12 forms a part. We encourage you to carefully read each of the foregoing documents and the applicable provisions of the DGCL for additional information.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 360,000,000 shares, comprised of 350,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share (“preferred stock”), of which 134,904.563 shares of preferred stock have been designated as Series A Preferred Stock, 437,927 shares of preferred stock have been designated as Series B Preferred Stock, and 9,427,168.437 shares of preferred stock remain undesignated. As of February 28, 2026, there were 26,509,024 shares of our common stock outstanding, 120,790.402 shares of Series A Preferred Stock outstanding, 437,927 shares of Series B Preferred Stock outstanding, no undesignated shares of preferred stock outstanding, and 177,746,054 CVRs outstanding, and an additional 196,850 CVRs held in nominee accounts and reserved for future distribution to holders of certain warrants to purchase common stock (and to be so distributed if and to the extend such warrants are exercised).

The transfer agent and registrar for our common stock, Series A Preferred Stock, and Series B Preferred Stock is Broadridge Corporate Issuer Solutions, Inc. Broadridge Corporate Issuer Solutions, Inc.’s address is P.O. Box 1342, Brentwood, New York 11717 and its telephone number is (877) 830-4932. Equiniti Trust Company, LLC acts as Trustee for the CVRs. Equiniti Trust Company, LLC’s address is Wall Street, Floor 23, New York, New York, 10005, and its telephone number is (800) 937-5449.

Common Stock

Our common stock is listed on the Nasdaq Global Market under the symbol “RNAC.” The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our Charter and Bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our Charter.

Rights Upon Liquidation

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Dividend Rights

Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

Other Rights

Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock we may designate and issue in the future.

Preferred Stock

Pursuant to our Charter, our board of directors is authorized, without stockholder approval, subject to limitations prescribed by law, to issue up to 10,000,000 shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights of the shares of each series, and any qualifications, limitations or restrictions thereof. 134,904.563 shares of preferred stock have been designated as Series A Preferred Stock and 437,927 shares of preferred stock have been designated as Series B Preferred Stock.

We will fix the voting rights, designations, preferences and rights of the preferred stock of each series, as well as the qualifications, limitations or restrictions thereof, in the certificate of designation relating to such series. Any description of our securities that we file with the Securities and Exchange Commission (the “Commission”) describing any such certification of designation may include:

•the title and stated value;

•the number of shares offered;

•the liquidation preference per share;

•the purchase price per share;

•the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation for dividends;

•whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•our right, if any, to defer payment of dividends and the maximum length of such deferral period;

•the procedures for auction and remarketing, if any;

•the provisions for a sinking fund, if any;

•the provision for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•any listing of the preferred stock on any securities exchange or market;

•the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

•whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;

•voting rights, if any, of the preferred stock;

•preemptive rights, if any;

•restrictions on transfer, sale or other assignment, if any;

•whether interests in the preferred stock will be represented by depositary shares;

•a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

•the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests. The issuance of preferred stock could adversely affect the voting power, conversion or other rights of holders of common stock and reduce the likelihood that holders of common stock will receive dividend payments and payments upon liquidation. We have no current plan to issue any shares of preferred stock other than the shares of our Series A Preferred Stock and Series B Preferred Stock that have been issued to date.

The laws of the State of Delaware provide that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes to the rights of holders of such preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designations.

Series A Preferred Stock

Conversion. On March 27, 2024, we held a special meeting of stockholders at which our common stockholders approved a proposal (the “Conversion Proposal”) to issue shares of common stock upon conversion of shares of Series A Preferred Stock, subject to a beneficial ownership limitation described below.

Prior to the stockholder approval of the Conversion Proposal, the shares of Series A Preferred Stock were not convertible into shares of common stock. Following the stockholder approval of the Conversion Proposal, each share of Series A Preferred Stock automatically converted into 33.333 shares of common stock, subject to the beneficial ownership limitation that a holder of Series A Preferred Stock is prohibited from converting shares of Series A Preferred Stock into shares of common stock to the extent that, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set by the holder at a number up to 19.9% and thereafter adjusted, provided that no such adjustment exceeds 19.9%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion. Such beneficial ownership limitation does not apply to any holder of Series A Preferred Stock who beneficially owned greater than 19.9% of our common stock immediately prior to our November 2023 merger (the “Merger”) with the private company then-known as Cartesian Therapeutics, Inc. (“Old Cartesian”).

Each share of Series A Preferred Stock outstanding that was not otherwise automatically converted into common stock as a result of the beneficial ownership limitation shall be convertible at any time at the option of the holder, only to the extent the beneficial ownership limitation does not apply to the shares of Series A Preferred Stock to be converted.

Voting Rights. Except as otherwise required by law (e.g., voting on a change to the authorized shares of Series A Preferred Stock or the rights of such shares as required by the DGCL) and the Series A Certificate of Designation, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend the Series A Certificate of Designation, (c) amend the Charter or other organizational documents in any manner that adversely affects any rights of the holders of Series A Preferred Stock, (d) issue further shares of Series A Preferred Stock, (e) at any time while at least 30% of the originally issued Series A Preferred Stock remains issued and outstanding, consummate either (A) a Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company or other business combination in which our stockholders immediately before such transaction do not hold at least a majority of our capital stock immediately after such transaction, (f) amend or fail to comply with, in any manner that would be reasonably likely to prevent, impede or materially delay the conversion (or the stockholder approval thereof), or terminate, any of the stockholder support agreements entered into in connection with the Merger (the “Support Agreements”), or agree to any transfer, sale or disposition of such shares subject to the Support Agreements (except for such transfers, sales or dispositions with respect to which the approval of the Company is not required pursuant to the applicable Support Agreement) or (g) enter into any agreement with respect to any of the foregoing.

Dividends. Holders of Series A Preferred Stock are entitled to receive non-cumulative dividends on shares of Series A Preferred Stock equal, on an as-if-converted-to-common-stock basis, and in the same form as dividends actually paid on shares of the common stock.

Liquidation and Dissolution. The Series A Preferred Stock ranks on parity with common stock and the Series B Preferred Stock upon any liquidation, dissolution or winding-up of the Company.

Preemptive Rights. The Series A Preferred Stock does not have preemptive rights.

Transferability. The Series A Certificate of Designation does not contain any restrictions upon the transfer of the Series A Preferred Stock.

Redemption. The Series A Preferred Stock is not redeemable.

Series B Preferred Stock

Conversion. On September 20, 2024, we held a special meeting of stockholders at which our common stockholders approved a proposal (the “Series B Conversion Proposal”) to issue shares of common stock upon conversion of shares of Series B Preferred Stock, subject to a beneficial ownership limitation described below.

Prior to the stockholder approval of the Series B Conversion Proposal, the shares of Series B Preferred Stock were not convertible into shares of common stock. Following the stockholder approval of the Series B Conversion Proposal, each share of Series B Preferred Stock automatically converted into one share of common stock, subject to the beneficial ownership limitation that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of common stock to the extent that, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set by the holder at a number up to 19.9% and thereafter adjusted, provided that no such adjustment exceeds 19.9%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion. Such beneficial ownership limitation does not apply to TAS Partners LLC or any of its affiliates.
Each share of Series B Preferred Stock outstanding that was not automatically converted into common stock as a result of the stockholder approval of the Series B Conversion Proposal shall be convertible at any time at the option of the holder, only to the extent the beneficial ownership limitation does not apply to the shares of Series B Preferred Stock to be converted.

Voting Rights. Except as otherwise required by law (e.g., voting on a change to the authorized shares of Series B Preferred Stock or the rights of such shares as required by the DGCL) and the Series B Certificate of Designation, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the Series B Certificate of Designation, or (c) amend the Charter or other organizational documents in any manner that alters or changes the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of the holders of Series B Preferred Stock.

Dividends. Holders of Series B Preferred Stock are entitled to receive non-cumulative dividends on shares of Series B Preferred Stock equal, on an as-if-converted-to-common-stock basis, and in the same form as dividends paid on shares of the common stock.

Liquidation and Dissolution. The Series B Preferred Stock ranks on parity with common stock and the Series A Preferred Stock upon any liquidation, dissolution or winding-up of the Company.

Preemptive Rights. The Series B Preferred Stock does not have preemptive rights.

Transferability. The Series B Certificate of Designation does not contain any restrictions upon the transfer of the Series B Preferred Stock.

Redemption. The Series B Preferred Stock is not redeemable.

Contingent Value Rights

Each CVR entitles the holder thereof to distributions of the following, pro-rated on a per-CVR basis, during the period ending on the date on which the Royalty Term (as defined in our License and Development Agreement, as amended, with Swedish Orphan Biovitrum AB (publ.) (the “Sobi License”)) ends (the “Termination Date”):

    (i)    100% of all milestone payments, royalties and other amounts paid to us or our controlled affiliates (the “Company Entities”) prior to the Termination Date under the Sobi License or, following certain terminations of the Sobi License, any agreement a Company Entity enters into that provides for the development and commercialization of SEL-212 (a “New Applicable Agreement”); and

    (ii)    100% of all cash consideration and the actual liquidation value of any and all non-cash consideration of any kind that is paid to or is actually received by any Company Entity prior to the Termination Date pursuant to an agreement between a Company Entity and any person who is not a Company Entity relating to a sale, license, transfer or other disposition of any transferable asset of the Company Entities existing as of immediately prior to the Merger (a “Disposition”) other than those exclusively licensed under the Sobi License or which the Company Entities are required to continue to own in order to comply with the Sobi License (a “Disposition Agreement”).

The distributions in respect of the CVRs will be made on a semi-annual basis, and will be subject to a number of deductions, subject to certain exceptions or limitations, including for (A) certain taxes, (B) certain out-of-pocket expenses incurred by the Company Entities, including audit and accounting fees incurred in connection with reporting obligations relating to the CVRs, in respect of its performance of the Sobi License or any New Applicable Agreement, in connection with the entry into a Disposition Agreement and under any Disposition Agreement and performance of the Company Entities’ related obligations thereunder, (C) a fixed amount of $750,000 for each Distribution Period (as defined below) to account for general and administrative overhead incurred by the Company Entities, (D) in the case of a distribution that includes payments for certain milestones under clause (ii) above and for the upfront portion, if any, of the consideration payable under a Disposition Agreement (a “Trigger Distribution”), the sum of payments made under any liabilities of the Company Entities arising under real property leases in effect as of immediately prior to the closing (the “Closing”) of the Merger (“Lease Liabilities”) after the Closing and the aggregate remaining payment obligations under the Lease Liabilities outstanding as of the applicable date of measurement (but subject to a positive adjustment in case amounts held back under this clause (D) exceed the liabilities actually incurred under the Lease Liabilities at the time such a lease expires or is terminated, assigned or subleased), and (E) in the case of a Trigger Distribution, the sum of payments made after the Closing under certain liabilities relating to our Xork product candidate (“Xork Liabilities”) after the Closing and the aggregate remaining payment obligations under Xork Liabilities outstanding as of the applicable date of measurement but subject to a positive adjustment in case amounts held back under this clause (E) exceed the liabilities actually incurred under the Xork Liabilities at such time as the development activities with respect to Xork are terminated, transferred or assigned by the Company Entities or otherwise completed in accordance with the development plan set forth in our License and Development Agreement with Audentes Therapeutics, Inc. (the “Astellas Agreement”), when such termination, transfer, assignment or completion occurs.

We will calculate the amount of any payment due on the CVRs for each six-month period from January 1 through June 30 and each six-month period from July 1 through December 31 of each year (each such period, a “Distribution Period”), except that the initial Distribution Period will commence on the date of the CVR Agreement and run through June 30, 2024. Payments on the CVRs will be cumulative and will be payable no later than the close of business on each March 15 (for Distribution Periods that end on December 31) and September 15 (for Distribution Periods that end on June 30), commencing on September 15, 2024 (each such date, a “Distribution Payment Date”), to holders of record of the CVRs as of the close of business on the first day of the month of the applicable Distribution Payment Date. If a Distribution Payment Date is not a business day, payment will be made on the immediately succeeding business day, without the accumulation of additional distributions. If the amount of any per-CVR distribution is less than $0.02, we may elect to defer such distribution until the next Distribution Payment Date when the aggregate per-CVR distribution would be $0.02 or greater.

Under the CVR Agreement, as long as any CVRs are outstanding, we will not: (i) without the affirmative vote of the holders of at least 66 and 2/3% of the then-outstanding CVRs modify in a manner adverse to the CVR holders any provision contained in the CVR Agreement with respect to the termination of the CVR Agreement or the CVRs, or the time for payment and amount of any distribution, or modify in any manner any provision of the CVR Agreement if such modification would reduce the amounts payable in respect of the CVRs or modify any other payment term or payment date, (ii) without the consent of each holder of each outstanding CVR affected thereby, reduce the number of CVRs, or modify any provision referenced in the preceding clause (i) or this clause (ii), except to increase the percentage of CVR holders from whom consent is required or to provide that certain other provisions of the CVR Agreement cannot be modified or waived without the consent of the holder of each CVR affected thereby, (iii) without the consent of the affirmative vote of the holders of a majority of the then-outstanding CVRs, alter, change, amend, or modify, in each case in any material respect or in any manner adverse to the CVR holders, the Sobi License, the Astellas Agreement, or our Exclusive License Agreement with Genovis AB (publ.), terminate the Sobi License, or sell, license, assign, transfer, enter into any monetization transaction, or otherwise dispose of or otherwise grant or suffer to exist a mortgage, pledge, lien, encumbrance or other security interest on all or a portion of (A) the patents or patent applications licensed under the Sobi License or (B) the Sobi License or any rights to receive any milestone payments, royalties or other amounts under the Sobi License, and (iv) subject to limited exceptions, issue any additional CVRs, other than pursuant to the Agreement and Plan of Merger between us, Old Cartesian, and the merger subsidiary parties thereto to former holders of Selecta’s common stock or to holders of warrants to purchase common stock.

Additionally, in the event of certain terminations of the Sobi License at a time when any CVRs are outstanding, we will, and will cause our applicable related entities to, exercise our rights to obtain a “reversion license” and enforce any of our rights under the terminated Sobi License that survive the termination or expiration thereof.

Under the CVR Agreement, the Trustee has, and holders of at least 20% of the CVRs then outstanding may also instruct the Trustee to exercise, certain rights to inspection, audit, and enforcement on behalf of all holders of the CVRs.

CVR holders, solely by virtue of their holding of a CVR, are not entitled to dividends issued by us, do not have voting rights with respect to affairs of our Company, and shall have no rights upon a liquidation of our Company. The CVRs are not convertible or redeemable and do not constitute a debt or obligation of our Company.

The CVRs are transferable but are not expected to be listed on any securities exchange and no transaction involving the CVRs is expected to be registered under the Securities Act of 1933, as amended (the “Securities Act”).

Registration Rights

Certain holders of our common stock or their transferees are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act.

These registration rights are granted pursuant to (i) a registration rights agreement we entered into on July 2, 2024 (the “2024 Registration Rights Agreement”), in connection with the private placement of 3,563,246 shares of our common stock and 2,937,903 shares of Series B Preferred Stock (the “2024 Private Placement”), (ii) a registration rights agreement we entered into on November 13, 2023 (the “2023 Registration Rights Agreement”), in connection with the Merger and the private placement of 149,330.115 shares of Series A Preferred Stock (the “2023 Private Placement”), and (iii) a registration rights agreement we entered into on June 11, 2020 (as amended, the “2020 Registration Rights Agreement”), we entered into in connection with the private placement of 5,416,390 shares of our common stock (the “2020 Private Placement”).

2024 Registration Rights Agreement

On July 2, 2024, we entered into the 2024 Registration Rights Agreement with the purchasers party thereto. Pursuant to the 2024 Registration Rights Agreement, we agreed to prepare and file a resale registration statement with the Commission within 30 days of July 3, 2024 and to use our reasonable best efforts to cause this registration statement to be declared effective by the Commission within 90 calendar days of July 3, 2024 (or within 120 calendar days of July 3, 2024 if the Commission reviews the registration statement). We have filed a registration statement in satisfaction of such obligations, and for so long as such registration statement remains effective, the resale shares to which such registration statement relates will no longer constitute restricted securities and may be sold freely in the public markets, subject to lapse on any related contractual restrictions related thereto of any holder party thereto, and subject to any restrictions that may be applicable to any control securities.

We have also agreed, among other things, to indemnify the purchasers party thereto and each of their respective officers, directors, agents, partners, members, managers, stockholders, affiliates, investment advisers and employees, each person who controls any such purchaser party and the officers, directors, partners, members, managers, stockholders, agents, investment advisers and employees of each such controlling person from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to our obligations under the 2024 Registration Rights Agreement.

Securities of a holder cease to be registrable securities under the 2024 Registration Rights Agreement upon the earlier to occur of the following: (A) a sale pursuant to a registration statement or Rule 144 under the Securities

Act; and (B) the time such shares become eligible for resale by such holder under Rule 144 without the requirement for the Company to be in compliance with the current public information required by Rule 144(c) and Rule 144(i)(2) and without volume or manner-of-sale restrictions, pursuant to a written opinion letter of counsel for the Company to such effect, addressed, delivered and reasonably acceptable to the Company’s transfer agent.

2023 Registration Rights Agreement

In connection with the Merger and the 2023 Private Placement, we entered into the 2023 Registration Rights Agreement, pursuant to which we agreed to prepare and file a resale registration statement with the Commission within 90 calendar days following November 15, 2023, with respect to the shares of common stock underlying the Series A Preferred Stock issued in the 2023 Private Placement and the common stock and shares of common stock underlying the Series A Preferred Stock issued to the signatories to the 2023 Registration Rights Agreement in the Merger. We also agreed to use our commercially reasonable efforts to cause such registration statement to be declared effective by the Commission by March 29, 2024 (or by May 13, 2024 if the Commission reviews the registration statement). The parties to the 2023 Registration Rights Agreement previously waived these registration requirements during the period in which we were not eligible to use Form S-3 to register resales of the registrable securities under the 2023 Registration Rights Agreement, and one signatory to the 2023 Registration Rights Agreement has irrevocably waived such registration requirements. We have filed a registration statement in satisfaction of our remaining obligations under the 2023 Registration Rights Agreement, and for so long as such registration statement remains effective, the resale shares to which such registration statement relates will no longer constitute restricted securities and may be sold freely in the public markets, subject to lapse on any related contractual restrictions related thereto of any holder party thereto, and subject to any restrictions that may be applicable to any control securities.

We also agreed to, among other things, indemnify the holders of common stock and Series A Preferred Stock signatory thereto, their officers, directors, members, employees, partners, managers, stockholders, affiliates, investment advisors and agents under such registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to our obligations under the 2023 Registration Rights Agreement.

Securities of a holder cease to be registrable securities under the 2023 Registration Rights Agreement upon the earlier to occur of the following: (A) a sale pursuant to a registration statement or Rule 144 under the Securities Act; and (B) the time such shares become eligible for resale by such holder under Rule 144 without the requirement for us to be in compliance with the current public information required thereunder and without volume or manner-of-sale restrictions, pursuant to a written opinion letter of counsel for our Company to such effect, addressed, delivered and reasonably acceptable to our transfer agent.

2020 Registration Rights Agreement

Holders of registrable securities under the 2020 Registration Rights Agreement have registration rights until the earlier of (i) such time as there are no longer any registrable securities held by the purchaser, its affiliates or permitted transferees and (ii) such time as all of the securities can otherwise be sold without regard to the volume or manner-of-sale restrictions pursuant to Rule 144. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Piggyback Registration Rights. Any time we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities are entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Demand Registration Rights. If the holders of registrable securities request in writing that we effect a registration with respect to all of the registrable securities, we will be required to effect such registration.

Expenses. Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue sky fees and expenses.

Termination of Registration Rights. The registration rights terminate upon the earlier of (i) such time as there are no longer any registrable securities held by the purchaser, its affiliates or permitted transferees and (ii) such time as all of the securities can otherwise be sold without regard to the volume or manner-of-sale restrictions pursuant to Rule 144.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

Some provisions of the DGCL, our Charter and our Bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interest, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to effect a change in control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.

Stockholder Meetings. Our Bylaws provide that a special meeting of stockholders may be called only by our chairman of the board of directors, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent. Our Charter eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors. Our Charter provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of common stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting. Our Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this law may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum. Our Charter provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Charter or Bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. Our Charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our Charter is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and Section 22 of the Securities Act generally creates concurrent jurisdiction for the state and federal courts over suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Amendment of Charter. The amendment of any of the above provisions in our Charter, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of the DGCL, our Charter and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.